EXHIBIT A
to
Fund Services Agreement

List of Series Portfolios

Fund Name	Effective Date	End Date of Initial Term
REMS Real Estate Value-Opportunity Fund	January 1, 2016	December 31, 2016
REMS International Real Estate Value-Opportunity Fund	January 1, 2016	December 31, 2016
REMS Real Estate Income 50/50 Fund	January 1, 2016	December 31, 2016